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                        SOFTWARE DISTRIBUTION AGREEMENT

    THIS AGREEMENT (the "Agreement") is hereby entered into between At Work Corp., with offices at 111 John Street, Suite 2509, New York, NY 10038 (the "Owner") and the Production Mail division of Pitney Bowes Inc., with offices at 37 Executive Drive, Danbury, CT 06810 (the "Remarketer") on the following terms and conditions:

    1. GENERAL UNDERTAKING. Owner and Remarketer are entering into this Agreement to establish a software distribution arrangement whereby Owner is licensing to Remarketer and Remarketer will promote and sublicense to prospective end users ("End Users") the Owner's software products identified in Schedule A (the "Software Product"), including without limitation the documentation set forth in Schedule A ("Documentation"), in accordance with the specifications set forth in Schedule A ("Specifications"). To the extent, if any, set forth below, Remarketer shall also provide or arrange certain technical services with respect to the Software Product.

    2. TERM OF AGREEMENT. The term of this Agreement ("Term") shall commence upon the date last below written and shall continue in full force and effect for a period of two (2) years unless terminated earlier as provided in Section 19 ("Termination"). The Term shall automatically be renewed for successive like periods unless either party notifies the other at least thirty (30) days prior to the expiration of the Term (or renewal Term, as the case may be) that the Term shall not be renewed.

    3.  LICENSE OF SOFTWARE PRODUCT TO REMARKETER.

        (a) SUBLICENSING TO END USERS. Owner hereby grants the Remarketer for the duration of the Term hereof and the Remarketer hereby accepts a license authorizing Remarketer to sublicense the Software Product to End Users in the "Target Market" identified in Section 3(c)("Target Market"), substantially in accordance with the terms and conditions of the end user license agreement described in Section 5 ("Licenses...to End Users") and as otherwise set forth in this Agreement.

        (b) RESTRICTION ON OTHER USES. Unless otherwise authorized by Owner in a signed writing, nothing in this Agreement shall be deemed to grant Remarketer any right to use the Software Product internally in support of its business operations.

        (c) TARGET MARKET. Except as otherwise specifically limited by another provision of this Agreement or by applicable law, the "Target Market" means during the Term hereof the entire universe of potential End Users, without limitation of any kind as to marketing channels, geographic region, industry, hardware platform, software platform or otherwise.

        (d) MARKETING RIGHTS NONEXCLUSIVE. Nothing herein shall be deemed to grant to Remarketer any other rights, including but not limited to, exclusive rights to market the Software Product. During the Term hereof, and subject to the provisions of this Agreement, the Remarketer shall use its reasonable efforts to promote and market the Software Product in the Target Market. For these purposes "reasonable efforts" means, that the Remarketer shall in its reasonable discretion:

           (i) MARKETING PLAN. Prepare in a professional and workmanlike manner for Owner's review, annual or other periodic marketing plans with respect to the Target Market identifying the market opportunities, strategies, tactics, resources, manpower and timetable for marketing the Software Product.

           (ii) MARKETING ACTIVITIES. Actively undertake marketing efforts in accordance with the above marketing plan, including: (a) ensuring that its marketing representatives are conversant in the features and operation of the Software Product; (b) demonstrating the Software Product to prospective End Users during office visits, trade shows and seminars;
       (c) disseminating marketing literature, news releases and product descriptions, and (d) descriptions of the Software Product in any standard catalogue of software published or distributed by the
       Remarketer.
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          (iii) MARKETING REPORTS.  Establish and maintain orderly procedures to process and track orders for the Software Product and submit periodic market activity reports. Remarketer shall maintain full, proper and up-to-date records showing clearly all inquiries, transactions and proceedings relating to marketing activities contemplated herein, and shall provide copies of all such records to Owner upon reasonable request.

        (e) DEMONSTRATION VERSION. Owner will supply Remarketer with up to five (5) copies of a limited function demonstration-only version of the Software Product.

        (f) COMPETING PRODUCTS. Except for the products listed in Schedule C, and to the extent legally enforceable, Remarketer shall not during the Term hereof promote other software products in the Target Market that directly compete with any Software Product to be marketed by the Remarketer hereunder.

        (g) ESCROW. (i) Promptly following execution of this Agreement and promptly following any Update (as defined in Section 4(b)) to the Software Product Owner shall escrow, pursuant to a mutually acceptable escrow agreement, and with an escrow agent reasonably acceptable to both parties, all Software Product, all related documentation; and all Updates including, but not limited to, all software source code pertaining to the Software Product in a form reasonably useable by Remarketer (the "Escrow Materials") under terms that will provide Remarketer with access to such Materials in the event: (i) of the institution of voluntary or involuntary bankruptcy or other insolvency proceedings which are not resolved in Owner's favor within ninety (90) days; (ii) of the appointment without Owner's consent of an assignee for the benefit of creditors or of a receiver; (iii) that the performance of Owners' obligations under this Agreement are materially and substantially impaired by the financial condition of Owner at the time such obligations are to be performed; or (iv) the Owner unreasonably refuses to provide Software Support Services (as defined in Section 9) to the End User.

           (ii) In the event that the Escrow Materials are released to Remarketer, the Escrow Materials may not be used by Remarketer for any purpose other than to: (i) Enable it to continue to provide Software Support Services to End Users that have purchased the Software Product under this agreement; and (ii) Support its own internal license for the Software Product that was purchased under a separate End User License Agreement. Remarketer will bear all reasonable costs related to the escrow arrangement.

        (h) LEAD POLICY. (i) Upon identifying a qualified entity or person to which Remarketer intends to sell the Software Product, Remarketer will notify Owner in writing with the following information: (i) entity or person's name; (ii) contact individuals employed by such entity or person; and (iii) mutually agreed upon time required to sell the Software Product to such entity or person ("Sales Timeframe").

           (ii) Upon receipt of Remarketer's notification, Owner will notify Remarketer within ten (10) business days if Owner is already in negotiations with such entity or person. If Owner is not already working with such entity or person, or if Owner does not respond within ten
       (10) business days, such entity or person shall be considered a registered prospect for Remarketer ("Registered Prospect"). Remarketer will use reasonable efforts to sell the Software Product to the Registered Prospect within the Sales Timeframe. Should Owner sell Software Product directly to the registered Prospect, Owner will pay Remarketer a commission equal to the difference between the actual price of the Software Product sale to the Prospect and Remarketer's discounted price; provided that such amount shall not be less than the amount of the difference between the Standard List Price of the Software Product and the applicable discounted price.

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          (iii) Registered Prospect shall cease to be designated as such if:
       (i) Remarketer does not sell the Software Product to the Registered Prospect within the Sales Timeframe; (ii) Remarketer ceases its reasonable efforts to sell the Software Product to the Registered Prospect; or (iii) One (1) year elapses from the date of registration.

           (iv) Notwithstanding any termination of this Agreement due solely to the fault of Owner, Remarketer may continue to market and sub-license the Software Product to Registered Prospects at the date of such termination pursuant to the End-User License Agreement.

    4. MODIFICATIONS TO SOFTWARE PRODUCT. (a) The parties will negotiate in good faith to enter into a separate Professional Services Agreement for the purpose of making certain modifications to the Software Product. The Professional Services Agreement shall govern the parties' legal relationship to such derivative work. Except as set forth herein, or in such Professional Services Agreement, the Remarketer shall have no right to modify the Software Product (including any derivative work thereof). In the event that the parties do not enter into a separate Professional Services Agreement, Owner shall reasonably provide implementation, modification, customization and ongoing professional services at a rate not to exceed $1,800 per day, $7,500 per week or $25,000 per month.

        (b) Subject to Section 4(c), and provided that (i) the End User is covered under a current software maintenance agreement by the Owner, upon the completion of any modification, revision, improvement or enhancement to the Software Product, including, without limitation, any error corrections ("Update") by Owner during the two (2) year period following the date of this Agreement, such Update (i) shall be incorporated into the Software Product, and (ii) shall be automatically included in the license granted herein to End User, all at no extra charge other than time and material charges for installation, unless such Update was developed or created at End User's request, in which event End User shall pay to Owner the applicable fees for the development of such Update pursuant to the terms of the applicable agreement.

        (c) Owner may add extensions to the Software Product that, substantially alter or enhance the functionality of the Software Product ("Optional Modules"). At the Owner's sole discretion, an additional licensing fee may be charged for Optional Modules.

    5. LICENSES OF SOFTWARE PRODUCT TO END USERS. Copies of the Software Product shall be licensed by Remarketer to End Users under the End User license agreement set forth in Schedule D ("End User License Agreement"). Neither party may modify any End User License Agreement without the other parties' prior written consent.

    6.  RECEIPT OF PROCEEDS, PAYMENT OF COMPENSATION.

        (a) PRICES. During the Term hereof, the Remarketer shall be entitled to obtain the Software Product at a discount off Owner's Standard List Price as set forth in Schedule A.

        (b) PAYMENT. Unless otherwise agreed in writing, the Remarketer shall pay Owner the applicable price set forth in Section 6(a) for each unit of the Software Product promptly upon receiving the applicable price from each user. The End User License Agreement shall provide that End User shall pay fifty percent (50%) of the price for the Software Product upon order of the Software Product, twenty percent (20%) upon installation of the Software Product and thirty percent (30%) upon acceptance of the Software Product by End User. Unless otherwise specified, a "unit" of the Software Product subject to the stated price means a license to use the Software Product on a single CPU.

        (c) CHANGES IN STANDARD LIST PRICE. Subject to Section 6(a), Remarketer may purchase units for resale of the Software Product at the prices listed in Schedule E up to an aggregate amount equal to the Dollar Volume Commitment. At any time after the Remarketer achieves its Dollar Volume Commitment, the Owner may change the Standard List Price for the Software Product(s)

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    upon ninety (90) days' advance written notice to Remarketer; provided that:
    (i) during the initial Term any such increase shall not exceed fifty percent (50%) of the difference between the Standard List Price as at the date of execution of this Agreement and the Mean Realized Price of the Software Product; and (ii) Owner may change Standard List Prices consistent with the major U.S. metropolitan consumer price index without providing such notice, "Mean Realized Price" means the mean price at which Remarketer has licensed the Software Product to End Users (excluding Remarketer).

        (d) CERTAIN OUT-OF-POCKET COSTS. Except as otherwise set forth in this Agreement, Remarketer shall bear all out-of-pocket costs for travel
    (air and cab fare, lodging, auto rental, per diem, etc.), photocopying, overnight courier, long-distance telephone and the like incurred by it in performing its responsibilities under this Agreement, including any work described in Section 9 ("Software Support Services").

        (e) CERTAIN TAXES. Remarketer shall in a timely manner collect and remit to appropriate governmental authorities and shall indemnify and hold Owner harmless from, any applicable sales, use, gross receipts, value-added, GST or other tax or levy now existing or hereafter enacted (other than income tax of Owner), and any interest or penalties imposed thereon, applicable to any End User License Agreement or associated services.

        (f) BOOKS AND RECORDS. Each party shall maintain in a professional and workmanlike manner such books and records as are reasonably needed to comply with its responsibilities hereunder, including, without limitation, accurate data and reports of all sales and marketing budgets, expenditures and activities, prices, payments, terms and conditions under all End User License Agreements, data supporting the calculation and payment of all applicable sales commissions, taxes or other amounts due or payable hereunder. Each party shall be entitled at its own expense to have a reputable accounting firm audit and inspect such books and records at least annually and upon termination of this Agreement during normal business hours after (i) giving reasonable advance notice in accordance with Section 17 ("Notices") and (ii) requiring such accounting firm to provide reasonable written assurances that all information obtained in such audit shall be kept confidential and not be disclosed to the party requesting such audit.

    7. PRODUCTION OF SOFTWARE PRODUCT. The Owner shall supply Remarketer with copies of the Software Product and all necessary accompanying Documentation. The cost of production and packaging (including the replacement of any defective media) shall be borne by Owner. All copies of the Software Product and accompanying documentation provided to Remarketer shall be safeguarded, protected and accounted for by Remarketer using reasonable efforts to keep the Software Product as proprietary and confidential information of Owner.

    8. SHIPMENT, DELIVERY OF SOFTWARE PRODUCT. Unless otherwise agreed, the Remarketer shall be responsible for shipping or delivering the Software Product to the End User.

    9.  SOFTWARE SUPPORT SERVICES.

        (a) INSTALLATION. The Owner or an agent mutually agreed upon in writing (including, but not limited to Remarketer) shall be responsible for ensuring proper installation of the Software Product at End User locations, including the performance of any "start up" diagnostic or acceptance tests that may be required with respect to the Software Product.

        (b) TRAINING. Owner or an agent mutually agreed upon by the parties in writing (including, but not limited to Remarketer) shall be responsible for training End Users in the features, use and operation of the Software Product.

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        (c)  HELP DESK; TROUBLE REPORTS.  Owner or an agent mutually agreed upon by the parties in writing (including, but not limited to Remarketer) shall be responsible for providing a "help desk" to receive and respond to End
    User questions or complaints about the Software Product.

        (d)  SOFTWARE SUPPORT SERVICES.  All of the services described in this
    Section 9 shall be defined as "Software Support Services."

    10.  CERTAIN PROPRIETARY RIGHTS.

        (a) SOFTWARE PRODUCT. Remarketer acknowledges and agrees that, except as expressly set forth herein, nothing in this Agreement shall be deemed to grant, whether expressly, by implication, estoppel, forfeiture or otherwise, any ownership, license, entitlement or other proprietary rights under any foreign or domestic law governing inventions, patents, trademarks, service marks, trade secrets, copyrights or franchise, with respect to the Software Product or any accompanying Documentation and, except as set forth in Subsection (b), with respect to any modifications or derivative works thereof

        (b) MODIFICATIONS, DERIVATIVE WORKS. Except as otherwise specifically set forth herein, or in a separate writing signed by Owner, Remarketer acknowledges and agrees that any modifications, enhancements, updates, error corrections, translations or other changes to the Software Product or accompanying Documentation performed by Owner shall belong exclusively to Owner.

        (c) USE OF OWNER'S TRADEMARKS. Owner hereby authorizes Remarketer, during the Term hereof and on a nontransferable, nonexclusive basis strictly in support of the marketing and licensing efforts contemplated herein, to reproduce Owner's logo, trademark, trade name or other identifying mark ("Mark") for the Software Product; provided that in each instance use of the Mark shall be in a form specifically approved by Owner in writing. The foregoing right is conditioned on Remarketer's use of the Mark being truthful, not misleading, lawful and commercially reasonable and on Remarketer taking all necessary steps to identify the Mark as the property of Owner and protect Owner's exclusive ownership of the Mark.

        (d) CERTAIN MARKETING INFORMATION. Unless otherwise agreed by Owner in a signed writing, all original sales and marketing research, records and information of any kind created or gathered hereunder by Owner (or its employees or agents) shall be owned exclusively by Owner. Upon termination, Remarketer is authorized to continue to possess or use for its own business purposes any such marketing information generated by it pursuant to this Agreement.

    11.  CONFIDENTIAL INFORMATION.

        (a) ACKNOWLEDGMENT OF CONFIDENTIALITY. Each party ("receiving party") hereby acknowledges that it has or may be exposed to confidential and proprietary information of the other party ("disclosing party") including, without limitation, the Software Product or other technical information (including functional and technical specifications, designs, drawings, source code, analysis, research, processes, computer programs, algorithms, methods, ideas, "know how," and the like), business information (sales and marketing research, materials, plans, accounting and financial information, personnel records and the like, including information described in
    Section 10(d) ("Certain Marketing Information")), and other information designated as confidential expressly or by the circumstances in which it is provided ("Confidential Information"). Confidential Information does not include (i) information already known or independently developed by the receiving party outside the scope of this Agreement, (ii) information in the public domain through no wrongful act of the receiving party, or
    (iii) information received by the receiving party outside the scope of this Agreement from a third party who was free to disclose it.

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        (b)  COVENANT NOT TO DISCLOSE.  The receiving party hereby agrees that during the Term hereof and at all times thereafter, and except as specifically permitted herein or in a separate writing signed by the disclosing party, it shall not use, commercialize or disclose the disclosing party's Confidential Information to any person or entity, except to its own employees having a "need to know" (and who themselves are bound by similar nondisclosure restrictions), and to such other recipients as the disclosing party may approve in writing; provided, that all such recipients shall have first executed a confidentiality agreement in a form acceptable to the disclosing party. The receiving party shall not alter or remove from any Software Product or accompanying documentation any proprietary, copyright, trademark or trade secret legend. The receiving party shall use the same degree of care in safeguarding the disclosing party's Confidential Information as it uses in safeguarding its own confidential information. Unless the receiving party is specifically authorized herein or under a writing signed by the disclosing party to have access to source materials for any software, including but not limited to the Software Product, the receiving party shall not reverse engineer or attempt to discover the underlying design, logic or trade secrets embodied in the Software Product. Upon termination, or at any time upon request by the disclosing party, and except as otherwise specifically stated herein, the receiving party shall return all Confidential Information of the disclosing party in its possession or control (except for reasonable archival copies).

    12. NONSOLICITATION. During the Term and for a period of one (1) year thereafter, Remarketer agrees not to hire, solicit, nor attempt to solicit, the services of any employee or contractor of Owner without the prior written consent of Owner. Violation of this provision shall entitle Owner to assert liquidated damages against Remarketer equal to one hundred fifty (150) percent of the solicited person's total annual compensation, together with reasonable attorneys' fees incurred by Owner in enforcing this provision.

    13. INJUNCTIVE RELIEF. The parties acknowledge that violation by one party of the provisions of Section 10 ("Certain Proprietary Rights"), Section 11 ("Confidential Information") or Section 12 ("Nonsolicitation") would cause irreparable harm to the other party not adequately compensable by monetary damages. In addition to other relief, it is agreed that preliminary and permanent injunctive relief shall be available without necessity of posting bond to prevent any actual or threatened violation of such provisions.

    14.  WARRANTIES AND INDEMNIFICATION.

        (a) NONINFRINGEMENT WARRANTY. Owner represents and warrants during the Term hereof that to the best of its knowledge and belief the Software Product, when properly used as contemplated herein, will not infringe or misappropriate any copyright, trademark, patent, or the trade secrets of any third persons.

        (b) CONFORMANCE TO SPECIFICATIONS. The following provisions represent a material part of the consideration inducing the execution and delivery of this Agreement by Remarketer. Subject to the respective conditions and limitations set forth in this Section 14(b), Owner hereby warrants for the benefit of Remarketer and any End User or sub-licensee that, for a period commencing on the date hereof and terminating on the date sixty (60) days from Acceptance of the Software Product (the "Warranty Period"), when used by Remarketer, pursuant to Remarketer's End User License Agreement, or any sublicensee, as the case may be, in accordance with the terms and conditions of this Agreement, such Software Product shall conform in all material respects to each material feature of the Specifications. If it is discovered during the Warranty Period that such Software Product fails to so conform to the Specifications, Owner shall promptly remedy such nonconformity at no additional charge. "Acceptance" shall mean that the End User is: using, or is able to reasonably use, the Software Product for a pilot project and/or for business/commercial purposes.

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        (c)  PHYSICAL MEDIA WARRANTY.  Owner warrants to Remarketer, that each copy of the Software Product is and will be free from physical defects in the media that tangibly embodies the copy (the "Physical Media Warranty").

           (i) The Physical Media Warranty does not apply to defects arising from acts of non-Licensor personnel, misuse, theft, vandalism, fire, water, acts of God, or other peril.

           (ii) Without limiting any other remedy that Remarketer may have, Owner shall promptly replace any copy of the Software Product provided by Owner that does not comply with the Physical Media Warranty at Owner's sole expense, including shipping and handling costs.

        (e)  NO SURREPTITIOUS CODE WARRANTY.

           (i) Owner warrants to Remarketer, except as may be required by the Specifications, that no copy of the Software Product contains or will contain any Self-Help Code nor any Unauthorized Code (as defined below) (the "No Surreptitious Code Warranty").

           (ii) As used in this Agreement, "Self-Help Code" means any back door, time bomb, drop dead device, or other software routine designed to disable a computer program automatically with the passage of time, under the positive control of a person other than a licensee of the program or by other means. Self-Help Code does not include software routines in a computer program, if any, designed to permit Owner (or other person acting by authority of Owner) to obtain access to Remarketer's computer system(s) (e.g., remote access via modem) for purposes of maintenance or technical support.

          (iii) As used in this Agreement, "Unauthorized Code" means any virus, Trojan horse, worm, or other software routines or hardware components designed to permit unauthorized access to, disable, erase, or otherwise harm software, hardware, or data; or to perform any other such actions. The term Unauthorized Code does not include Self-Help Code.

        (e) YEAR 2000 COMPLIANCE. Owner represents and warrants that, at the date of shipment and for so long as the End-User subscribes to any Software Support Services, the Software Product will record, store, recognize, interpret, process and present both 20th and 21st century dates using four digit years according to the Specifications. This warranty does not apply insofar as the Software Product derives date functions from other programs (e.g., operating system run-time libraries, databases or firmware), nor does it require Owner to workaround or accommodate other programs that are not compliant with commonly accepted year 2000 standards; provided that
    (i) this warranty does apply if a solution to such problems is within the reasonable control of Owner and (ii) the Software Product interfaces with all data which conforms to accepted Year 2000 compliance standards. Owner shall use its best efforts to promptly remedy any breach of this warranty at no cost to Remarketer.

        (f) WARRANTY DISCLAIMER. EXCEPT AS SET FORTH HEREIN, THE OWNER HEREBY EXPRESSLY DISCLAIMS WITH RESPECT TO ALL SERVICES, SOFTWARE PRODUCTS, UPDATES, ENHANCEMENTS OR OTHER DELIVERABLES PROVIDED HEREUNDER, ALL IMPLIED WARRANTIES, INCLUDING ANY IMPLIED WARRANTIES OF MERCHANTABILITY, TITLE, ACCURACY, INTEGRATION OR FITNESS FOR A PARTICULAR PURPOSE. STATEMENTS REGARDING YEAR 2000 ARE "YEAR 2000 READINESS DISCLOSURES" ENTITLED TO CERTAIN PROTECTIONS UNDER FEDERAL LAW.

        (g)  PATENT, TRADE SECRET AND COPYRIGHT INDEMNIFICATION.

           (i) DEFENSE OF SUITS BY OWNER. Owner, at its own cost and expense, shall indemnify, defend or at its option settle, and hold Remarkerter free and harmless from and against any and all losses, liabilities, claims, actions, costs and expenses, including reasonable attorneys'

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       fees and court costs, relating to, resulting from or in any way arising out of (a) Owner's breach of any of its representations or warranties contained herein, including any claim, suit or proceeding brought against Remarketer by any sublicensee of the Software Product, or (b) any claim, suit or proceeding brought against Remarketer alleging that any use of the Software Product by Remarketer constitutes an infringement of any patent, trade name, trademark, service mark, trade secret, copyright or other proprietary rights, of any third party in any jurisdiction ("Infringement); provided that (i) Owner is given prompt written notice of such claim; (ii) Owner is given the right to control and direct the investigation, preparation, defense or settlement of any claim and
       (iii) End User and Remarketer reasonably cooperate with Owner in the investigation, preparation, defense or settlement of any claim; and the alleged infringement was not caused by any unauthorized alteration of the Software Product or use of it in combination with other software, equipment or technology not supplied or approved by Owner. Upon being notified of such a claim, Owner shall in its reasonable discretion
       (i) defend through litigation or obtain through negotiation the right of End User to continue using the Software Product; (ii) rework the Software Product so as to make it noninfringing while preserving the original functionality, or (iii) replace the Software Product with software having substantially equivalent functionality.

           (ii) INFRINGEMENT ALTERNATIVES. If any Software Product is, or in Owner's reasonable opinion is likely to become, the subject of a claim, suit or proceeding of Infringement (an "Infringing Product"), Owner may
       (a) procure for Remarketer, at no cost to Licensee, the right to continue to use the Infringing Product, or (b) replace or modify the infringing portions of the Infringing Product, at no cost to Remarketer, to make the Infringing Product non-infringing, provided that the same functions are provided by the replacement to or modification of the Infringing Product.

          (iii) DEFENSE OF SUITS OF REMARKETER. Remarketer, at its own cost and expense, shall indemnify, defend or at its option settle, and hold Owner free and harmless from and against any and all losses, liabilities, claims, actions, costs and expenses, including reasonable attorneys' fees and court costs, relating to, resulting from or in any way arising out of
       (a) any claim of any nature whatsoever brought by any End User(s) or a third person or entity who may suffer damages of any sort as a direct result of the Remarketer's activities relating to or in connection with the Software Product; or (b) any claims of infringement that directly arise out of, result from or relate to any modification, enhancement or misuse of the Software Product by Remarketer.

    15.  LIMITATION OF REMEDIES AND LIABILITIES.

        (a) REMEDIES. Subject to Section 14(g), except for certain injunctive relief authorized under Section 13 ("Injunctive Relief"), Remarketer's sole and exclusive remedies for Owner's default hereunder (including, but limited to breach of any warranty in Section 14 (excluding Section 14(a)) shall be
    (i) to obtain the repair, replacement or correction of the Software Product to the extent, if any, covered by any applicable warranty under Section 14 ("Warranty") or, (ii) if Owner reasonably determines that such remedy is not economically or technically feasible to obtain a partial or full refund of compensation received by Owner with respect to the copy of the Software Product at issue not to exceed all monies receiving by Owner during the preceding two (2) year period.

        (b) LIABILITIES. SUBJECT TO SECTION 14(G), EXCEPT FOR DAMAGES ARISING FROM BODILY INJURY CAUSED SOLELY BY THE NEGLIGENCE OF OWNER, EACH PARTY SHALL NOT BE LIABLE FOR ANY AMOUNT EXCEEDING THE AMOUNT OF COMPENSATION ACTUALLY RECEIVED BY OWNER HEREUNDER FOR THE TWO (2) YEARS PRECEDING THE EVENT GIVING RISE TO SUCH LIABILITY. IN NO EVENT SHALL EITHER PARTY BE LIABLE, WHETHER IN CONTRACT, TORT (INCLUDING

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    NEGLIGENCE) OR OTHERWISE, FOR ANY INDIRECT, INCIDENTAL OR CONSEQUENTIAL
    DAMAGES (INCLUDING LOST SAVINGS, LOST PROFIT OR BUSINESS INTERRUPTION EVEN IF SUCH PARTY IS NOTIFIED IN ADVANCE OF SUCH POSSIBILITY) ARISING OUT OF OR PERTAINING TO THE SUBJECT MATTER OF THIS AGREEMENT. THE PARTIES HEREBY EXPRESSLY ACKNOWLEDGE THAT THE FOREGOING LIMITATION HAS BEEN NEGOTIATED BY THE PARTIES AND REFLECTS A FAIR ALLOCATION OF RISK.

    16. INSURANCE, INDEMNITY. Each party shall maintain during the Term hereof reasonable insurance protection for its employees, contractors and agents ("Workers") and shall defend, indemnify and hold the other party harmless from bodily injury and physical property damage to such Workers or attributable to the negligent or intentional acts of their respective Workers occurring within the scope of their work.

    17. NOTICES. Notices sent to either party shall be effective when delivered in person or by telecopier "fax" machine, one (1) day after being sent by overnight courier, or two (2) days after being sent by first class mail postage prepaid to the address set forth above, or at such other address as the parties may from time to time give notice. A facsimile of this Agreement and notices generated in good form from a fax machine (as well as a photocopy thereof) shall be treated as "original" documents admissible into evidence unless a document's authenticity is genuinely placed in question.

    18. DEFAULT. Either party may be declared in default of the Agreement if it breaches any material provision hereof and fails within thirty (30) days after receipt of notice of default to correct such default or to commence corrective action reasonably acceptable to the other party and proceed with due diligence to completion. Either party shall be in default hereof if it becomes insolvent, makes an assignment for the benefit of creditors, a receiver is appointed or a petition for Bankruptcy is filed with respect to it and such proceeding is not dismissed within thirty (30) days. Any notice of default shall be sent in accordance with Section 17 ("Notices") and shall identify the contract provision at issue and describe in reasonable factual detail how the other party has materially violated the provision. If timely corrective action is not forthcoming, the aggrieved party may then terminate this Agreement pursuant to Section 19 ("Termination") and pursue all other available remedies.

    19. TERMINATION. This Agreement shall terminate when the Term expires or, if earlier, upon thirty (30) days after one party's giving written notice of termination after following the procedures in Section 18 ("Default"). Except as otherwise specifically agreed hereunder, termination shall have no effect upon the parties' rights and obligations with respect to: (i) Section 6 ("Receipt of Proceeds, Payment of Compensation"); (ii) Section 10 ("Certain Proprietary Rights"); (iii) Section 11 ("Confidential Information"); (iv) Section 12 ("Nonsolicitation"); (v) events giving rise to liability under Section 16 ("Insurance, Indemnity") occurring prior to the effective date of Termination
(vi) Section 28; (vii) any separately executed agreement between the parties, or
(viii) any End User License Agreement entered into prior to the effective date of termination hereof.

    20. CHOICE OF LAW. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED IN ACCORDANCE WITH THE SUBSTANTIVE LAWS OF THE UNITED STATES AND NEW YORK, AND ANY ACTION SHALL BE INITIATED AND MAINTAINED IN A FORUM OF COMPETENT JURISDICTION IN SUCH DESIGNATED STATE.

    21. INDEPENDENT CONTRACTOR STATUS. Each party and its people are independent contractors in relation to the other party with respect to all matters arising under this Agreement. Nothing herein shall be deemed to establish a partnership, joint venture, association or employment relationship between the parties. Each party shall remain responsible for and shall indemnify and hold harmless the other party for the withholding and payment of all Federal, state and local personal income, wage, earnings, occupation, social security, unemployment, sickness, workers compensation and disability insurance taxes, payroll levies, employee benefit requirements or obligations (under ERISA, state law or otherwise) now existing or hereafter enacted and attributable to themselves and their respective people.

    22. ENTIRE AGREEMENT, AMENDMENT. This document, Schedules A, C, D and E attached hereto, the accompanying attachments and any applicable provisions under Section 28 ("Government Contract Provisions"), which are hereby incorporated by reference, constitute the entire agreement between the parties and supersede all other representations, understandings or communications, whether written or verbal, with respect to the subject matter hereof. This Agreement is expressly limited to its terms and the provisions of any purchase order, invoice or similar documentation are specifically rejected and shall have no effect. Any amendment, modification or waiver of this Agreement, or any part hereof shall be binding only if contained in a writing signed by the party sought to be bound. Waiver of any provision of this Agreement in one instance shall not preclude future enforcement of it in future situations.

    23. SEVERABILITY. If any provision hereof is determined by a tribunal of competent jurisdiction to be illegal or unenforceable, it shall automatically be deemed conformed to the minimum requirements of law and, along with all other provisions hereof, shall thereupon be given full force and effect. Headings are for reference purposes only and have no substantive effect.

    24. ASSIGNMENT, SUBCONTRACTING. Except as set forth in this Agreement, neither party may subcontract (except with the prior written approval of the other party which shall not be unreasonably withheld), transfer, assign or delegate any part of this Agreement and any attempt to the contrary shall be void and of no legal effect. However, Owner may transfer, assign or delegate any portion of this Agreement: (i) in connection with the merger, sale or transfer of all or substantially all of the business assets of owner with the prior written approval of Remarketer (which shall not be unreasonably withheld); or
(ii) in connection with the merger, sale or transfer of all or substantially all of the equity of Owner to the purchaser or transferee of such equity.

    25. FORCE MAJEURE. Owner shall not be liable for delays or failure to perform as a result of causes beyond its reasonable control, including acts of god (such as fire, storm, earthquake), electrical outages, labor disputes or delay or failure by Remarketer or any End User in the timely performance of its obligations hereunder or under any End User License Agreement.

    26. SECURITY, NO CONFLICTS. Each party agrees to inform the other party of any information made available to it that is classified or restricted data, agrees to comply with the security requirements imposed by any state or local government, or by the United States Government, and shall return all such material upon request. Each party represents that its participation in this Agreement does not create any conflict of interest prohibited by the United States government or any other domestic or foreign government and shall promptly notify the other party if any such conflict arises during the Term.

    27. U.S. GOVERNMENT PROVISIONS. The following provisions are agreed to by the parties and shall be reflected in the End User License Agreement governing the Software Product:

        (a)  DEPARTMENT OF DEFENSE.  Notwithstanding any other provision hereof:
    (i) the Software Product is delivered as "Commercial Computer Software" as defined in the Rights in Commercial Computer Software clause at DFARS 227.7202-3; (ii) the Software Product has been developed entirely at private expense; (iii) user is solely responsible for any effects or costs in connection with modifications of the Software Product independently made by or for DOD including, but not limited to, impacts on compatibility or support; (iv) the Software Product is deemed to be adequately marked when the legend below is affixed to the Software Product or its storage media perceptible directly or with the aid of a machine or device, and (v) for the purposes of this Section, DFARS shall include any applicable successor or replacement clause or regulation.

RIGHTS LEGEND

    Use, duplication or disclosure by the Government is subject to restrictions as set forth in the Rights in Commercial Computer Software clause at DFARS 227.7202-3. The contractor is Pitney Bowes Inc., and its address is: One Elmcroft Road, Stamford, CT 06926.

        (b)  CIVILIAN AGENCIES.  Notwithstanding any other provision hereof:
    (i) the Software Product and Documentation are "restricted computer software" as defined in the Commercial Computer Software--Restricted Rights clause at FAR 52.227-19; (ii) the Software Product was developed entirely at private expense; (iii) the Software Product is delivered with only the specific rights set forth in subparagraph (c)(2) of the Commercial Computer Software--Restricted Rights clause at FAR 52.227-19; (iv) the Software Product is deemed to be adequately marked when the legend below is affixed to the Software Product or its storage media;

RIGHTS LEGEND

    Notice--Notwithstanding any other lease or license agreement that may pertain to, or accompany the delivery of, this restricted computer software, the rights of the Government regarding its use, reproduction and disclosure are as set forth in subparagraph (c)(2) of the Commercial Computer Software--Restricted Rights clause at FAR 52.227-19.

    28. COMPLIANCE WITH EXPORT REGULATIONS. Remarketer has or shall obtain in a timely manner all necessary or appropriate licenses, permits or other governmental authorizations or approvals. Remarketer shall not directly or indirectly export or re-export (including by transmission) any regulated technology to any country to which such activity is restricted by U.S. regulation or statute, without the prior written consent, if required, of the Bureau of Export Administration of the U.S. Department of Commerce. Remarketer shall take no action, nor omit to take any required action, which would cause either party to violate the Foreign Corrupt Practices Act of 1977. This provision and the assurances made herein shall survive termination of this Agreement.

    IN WITNESS WHEREOF, for adequate consideration and intending to be legally bound, the parties hereto have caused this Agreement to be executed by their duly authorized representatives.

AT WORK CORP.                                       PITNEY BOWES, INC.

By:               /s/ JIM FLYNN                     By:           /s/ KARL H. SCHUMACHER
     ---------------------------------------             ---------------------------------------

Name: Jim Flynn                                     Name: Karl H. Schumacher
                                                    ------------------------------------------
------------------------------------------

Title: Chief Executive Officer                      Title: Vice-President & GM - DFS
                                                    ------------------------------------------
------------------------------------------

Date: 5/11/99                                       Date: 5/6/99
                                                    ------------------------------------------
------------------------------------------

                                   SCHEDULE A
                                  [Section 1]

    1.  DESCRIPTION OF SOFTWARE PRODUCT (per Section 1)

    (a) Name:

       WorkOut Internet Billing and Statement Distribution System

    (b) Current Version:

       1.0

    (c) Future Versions Subject to this Agreement:

       All future versions of the core system

    (d) Platform/Environment:

       Windows NT 4.0 (or higher), Sun Solaris 2.6 (or higher)

    (e) Media:

       Compressed Disk (CD) or Tape

    (f) Documentation Provided to Remarketer:

       System Administrator and User Guides

    (g) Documentation to be Supplied End Users:

       - WorkOut Studio User Guide

       - WorkOut Visual Trainer User Guide

       - WorkOut Service Manager User Guide

       - WorkOut WinJAR User Guide

       - WorkOut Property Editor User Guide

       These documents will be released in a print-friendly HTML format.

    2.  TARGET MARKET (include any description per Section 3(c)):

       Worldwide

    3.  IF EXCLUSIVE MARKETING RIGHTS (coordinate with Section 3(d)):

       None

    4.  FORM OF END USER LICENSE AGREEMENT (per Section 5):

    5.  DISCOUNTS

        (a) SOFTWARE PRODUCT LICENSE DISCOUNT. The following schedule represents the discount levels ("Discount Levels") to Remarketer with regards to the Software Product:

                                                                DISCOUNT
DOLLAR VOLUME COMMITMENT                                       FROM LIST
------------------------                                      ------------
$0..........................................................       15%
$250,000....................................................       30%
$340,000....................................................       35%
$450,000....................................................       40%
$580,000....................................................       45%
$730,000....................................................       50%

    Subject to the true up conditions below, Remarketer is granted a 40% discount from Owners list price. In consideration for this discount, Remarketer will commit to a minimum Software Product license sales volume of $450,000 over two years ("Dollar Volume Commitment"). Of this amount, a $200,000 payment will be payable by Remarketer at the time of signing this agreement which shall be credited against future sales of the Software Product by Remarketer; provided that Remarketer shall be entitled to a refund of fifty percent (50%) of any such amount remaining at the end of the second year of the Term.

    The first true up will occur one year from the signing of this agreement. At the time of the first true up, if the actual sales volume achieved under this agreement plus the advance does not equal or exceed $225,000 (50% of the Dollar Volume Commitment), then Remarketer will refund to Owner part of the discount granted by Owner to Remarketer. The amount refunded will be calculated to bring the discount provided to Remarketer in line with the actual dollar sales volume and the Discount Levels.

    If the actual sales volume exceeds $580,000 by the time of the first true up, Remarketer will be entitled to a 45% discount for the subsequent year. If the actual sales volume exceeds $730,000 by the time of the first true up, Remarketer will be entitled to a 50% discount for the subsequent year.

    A second true up will occur upon the second anniversary of this agreement. At the time of the second true up, if the actual sales volume achieved under this agreement plus the advance does not equal or exceed $450,000 (100% of the Dollar Volume Commitment), then Remarketer will refund to Owner part of the discount granted by Owner to Remarketer. The amount refunded will be calculated to bring the discount provided to Remarketer in line with the actual dollar sales volume and the Discount Levels.

    (b) Software Product Maintenance Discount

    Maintenance fees for Software Product are 15% per year of the total list license fee for the product. Maintenance discounts for Software Product is based on the discount in effect for Software Product license revenue as described in
Section 5(a). As such, maintenance discounts are also subject to the true up calculations as described in Section 5(a). Maintenance revenue, however, is not included in true up calculations as described in Section 5(a).

    Remarketer will be granted the same level of discount that it is entitled to for Software Product licenses for the initial year maintenance contracts that it closes at or within ninety (90) days after of a Software Product sale. For the second and third years of a multi-year maintenance contract that Remarketer closes at or within ninety (90) days after a Software Product sale, Remarketer will be granted 66.7% of its discount and 33.3% of its discount respectively. Subsequent maintenance contracts (renewals other than those that are multi-year contracts closed by Remarketer) will be entered into directly between Owner and the End Users.

    (c) Owner shall not offer or grant any prices, discounts and fees which are less favorable to Remarketer than prices, discounts and fees which Owner offers or grants to any third party unless Owner has also offered such prices, discounts or fees to Remarketer. Such prices, discounts or fees to be offered to Remarketer herein shall be on overall terms and conditions which are substantially similar to those terms and conditions offered to such third party.

                                   SCHEDULE C
                                 [SECTION 3(F)]

    Pitney Bowes Software Solutions and Pitney Bowes Inc.'s Steamweaver, iSend, Digital Document Delivery and other third-party services for bill distribution and payment.

                                   SCHEDULE D
                                  [SECTION 5]

                           END USER LICENSE AGREEMENT

    The End User License Agreement will be mutually agreed upon between the parties promptly following execution of this Agreement.

                                   SCHEDULE E
                                 [SECTION 6(a)]

                          OWNER'S STANDARD PRICE LIST

    Software Product license pricing is based on volume, which is determined the number of bills and/or statement loaded per month. The following table provides details the relationship between Software Product pricing and volumes:

STATEMENTS LOADED PER MONTH                                 WORKOUT LICENSE FEE
---------------------------                                 -------------------
50,000....................................................      $  100,000
100,000...................................................      $  150,000
200,000...................................................      $  200,000
300,000...................................................      $  250,000
400,000...................................................      $  300,000
500,000...................................................      $  350,000
750,000...................................................      $  400,000
1,000,000.................................................      $  450,000
2,500,000.................................................      $  500,000
5,000,000.................................................      $  750,000
7,500,000.................................................      $1,000,000

NOTE: Each bill/statement is assumed to be the equivalent of 3 to 5 printed pages. Owner reserves the right to quote different license pricing should documents have a materially different average size.